Exhibit 12.1

LeCroy Corporation
Ratio of Earnings to Fixed Charges - Actual

For the six month period ended
For the Years Ended June 30,	December 31,

	2006	2005	2004	2003	2002	2006	2005
Earnings, as defined:
Income before income taxes	$ 10,036	$3,015	$ 12,578	$(2,862)	$(10,556)	$ (8,479)	$7,123

Fixed charges, as below	3,780	3,424	1,420	1,338	836	2,364	1,537
Total earnings, as defined	$ 13,816	$ 6,439	$ 13,998	$(1,524)	$(9,720)	$(6,115)	$8,660

Fixed charges, as defined

Interest charges	$3,096	$2,742	$ 720	$ 675	$ 211	$ 1,952	$ 1,184
Portion of rentals representative of interest factor	684	682	700	663	625	412	353
Total fixed charges, as defined	$ 3,780	$ 3,424	$ 1,420	$ 1,338	$ 836	$ 2,364	$1,537

Ratio of earnings to fixed charges (1)	3.66x	1.88x	9.86x	N/A	N/A	N/A	5.63x

(1) Earnings were insufficient to cover fixed charges by $1,524,000 and $9,720,000 for the years ended June 30, 2003 and 2002, respectively and $6,115,000 for the six month period ended December 31, 2006.

	For the Year Ended June 30, 2006	For the six month period ended December 31, 2006
Earnings, as defined:
Income before income taxes	$ 9,611	$ (8,647)

Fixed charges, as below	4,205	2,532
Total earnings, as defined	$ 13,816	$(6,115)

Fixed charges, as defined

Interest charges	$3,521	$ 2,120
Portion of rentals representative of interest factor	684	412
Total fixed charges, as defined	$ 4,205	$2,532

Ratio of earnings to fixed charges (2) (3)	3.29x	N/A

(2) The proforma ratio of earnings to fixed charges gives effect to the issuance of the notes, the use of the net proceeds from the issuance to reduce our Credit Agreement debt. Regulation S-K section 229.503(d) under the Securities Act requires that we include these proforma ratios.

(3) Earnings were insufficient to cover fixed charges by $6,115,000 for the six month period ended December 31, 2006.